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                       [AccuMed INTERNATIONAL, INC. LOGO]
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                          AccuMed INTERNATIONAL, INC.


Contact:
AccuMed International, Inc.
Paul F. Lavallee, Chairman and CEO
Norman J. Pressman, Ph.D., President and Chief Scientific Officer
(312) 642-9200

             AccuMed International Inc. Signs Definitive Agreement
                To Be Acquired By Ampersand Medical Corporation


CHICAGO, Feb. 8 - AccuMed International, Inc. (OTC Bulletin Board: ACMI) today announced that the company has signed a definitive agreement to be acquired by Ampersand Medical Corporation (OTC Bulletin Board: AMPM). The terms of the agreement have been approved by the directors of both companies. The transaction is subject to final approval by the shareholders of AccuMed. The Companies expect to close the transaction during the second quarter of 2001.

AccuMed's preferred and common stockholders will exchange all of their outstanding shares for a combination of Ampersand's new Series A Convertible Preferred Stock and Common Stock. A total of 4 million newly issued and registered common shares would be issued to AccuMed's stockholders assuming conversion of all shares of Series A Preferred Stock.

"Our engineering staff combined with the scientific and engineering staff of Ampersand, will bring added value to AccuMed's current base of customers. The expanded staff will also be able to offer a broader range of solutions than at present," said Paul Lavallee, Chairman and CEO of AccuMed.

"The combination of AccuMed's patent and technology portfolios with Ampersand's cancer-screening platform creates a larger and stronger base from which Ampersand can develop and grow," said Peter Gombrich, Chairman and CEO of Ampersand Medical Corporation. "The integration of Ampersand products, such as the Samba Telemedicine System and Image Analysis system, into existing AccuMed development contracts should offer opportunities to enhance service to the customer as well as increase our revenues and profitability. Conversely, the integration of AccuMed products with our clinical trials and studies reduces project costs and offers the opportunity to increase revenue, enhance core technology and rapidly access new markets," Grombrich concluded.

AccuMed International is an advanced diagnostics- and information-solutions company that designs, builds and supplies cytology and histology products to improve the quality of cell-based specimen analysis. The company's product lines, include AcCell


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computer-aided microscopes and AcCell-Savant, encompass electronic-imaging systems and image-analysis software. AccuMed has most recently focused on the customization of these products for specific applications.

Except for the historical information contained herein, the matter discussed in this news release are deemed "forward-looking statements" under federal securities laws that involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements depending on a number of factors, including, among other things, the ability to maintain long-term relationships with corporate partners, the ability to bring products to market through the regulatory approval process, uncertainty of future profitability, financing requirements, and other factors detailed in AccuMed's filing with the Securities and Exchange Commission.

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For further information
Visit AccuMed's web site at http://www.accumed.com

For AccuMed investor information, contact Paul F. Lavallee, Chairman and CEO
Telephone: (312) 642-9200  FAX: (312) 642-3101  E-mail: ir@accumed.com